SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.

                              FORM U-57

                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                     Filed Under Section 33(a) of the


            Public Utility Holding Company Act of 1935, as amended


        DISTRIBUIDORA DE GAS NATURAL DE MEXICALI, S. DE R.L. DE C.V.
                     (Name of Foreign Utility Company)


                                    by


                  ENOVA CORPORATION and PACIFIC ENTERPRISES
    (Name of Parent Company of Domestic Associate Public Utility Company)


      The Commission is requested to mail copies of all communications relating to this Notification to:

                            Kevin Sagara
                      Assistant General Counsel
                          Enova Corporation
                           101 Ash Street
                           P.O. Box 129400
                  San Diego, California  92112-9400

                                 and

                        Leslie E. LoBaugh, Jr.
                 General Counsel and Vice President
                          Pacific Enterprises
                         633 West Fifth Street
                             Suite 5200
                     Los Angeles, California  90071





NOTIFICATION

DISTRIBUIDORA DE GAS NATURAL DE MEXICALI, S. DE R.L. DE C.V. ("DGN de Mexicali") hereby files with the Securities and Exchange Commission ("Commission"), pursuant to Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act"), this Form U-57 for the purpose of notifying the Commission that DGN de Mexicali proposes to be and hereby claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Holding Company Act.

DGN de Mexicali holds the exclusive licenses from the Mexican Government to distribute natural gas in the city of Mexicali, state of Baja
California, Republic of Mexico.

DGN de Mexicali does not own facilities located in any state or derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither DGN de Mexicali nor any of its subsidiary companies (as that term is defined in the Holding Company Act) is a public utility company (as so defined) operating in the United States of America.

ITEM 1

Name and business address of the entities claiming FUCO status:

DISTRIBUIDORA DE GAS NATURAL DE MEXICALI, S. DE R.L. DE C.V.
Ave. Reforma Esq. con Calle "F" No. 1401-C
Colonia Nueva
Mexicali, B.C. 21100

Description of the facilities used for the distribution at retail of natural gas:

DGN de Mexicali proposes to distribute natural gas to industrial, commercial and residential customers within the Mexicali geographic zone located in the state of Baja California, Mexico. The Mexicali geographic zone consists of the urban area of the city of Mexicali, Baja California, Republic of Mexico as defined in the Mexican Diario Oficial de la Federacion on the 14th of February 1996.

DGN de Mexicali's facilities used for the distribution of natural gas will consist of distribution pipelines, meters, valves, cathodic protection equipment, controllers for pressure and flow, communication devices and other related equipment normally associated with a natural gas distribution company. Currently, DGN de Mexicali is in the process of designing and constructing the facilities to be used for the distribution of natural gas in Mexicali.

During 1997 and 1998, DGN de Mexicali expects that its main distribution trunk system will be constructed. New service is planned to be provided to approximately 150 commercial and industrial customers and approximately 2000 residential customers by the end of 1998. It is expected that expansion of the system will continue between 1999 and 2001 with approximately 8000 customers being added on an annual basis. The large majority of these customers will be of the residential
classification.   It is expected that DGN de Mexicali's natural gas
distribution system will consist of over 400 kilometers of distribution main and over 25,000 active services and meters by the end of 2001. After 2001, it is expected the system will continue to be expanded, but at a rate that will be determined based on the economics of the situation at that time.

OWNERSHIP OF VOTING SECURITIES

The only voting interests of DGN de Mexicali are capital participations, 30% of which is owned by Enova Mexico, S.A. de C.V. ("Enova Mexico"), 30% of which is owned by Pacific Enterprises International Mexico I ("PEI Mexico I") and 40% of which is owned by Proxima Gas, S.A. de C.V. ("Proxima").

The only voting securities of Enova Mexico are common stock, 99.8% of which is owned by Enova International and 0.2% of which is owned by Enova Technologies, Inc. 100% of the voting securities of each of Enova International and Enova Technologies are owned by Enova Corporation.

The only voting securities of PEI Mexico I are common stock, 99% of which is owned by Pacific Enterprises International (Cayman I), and 1% of which is owned by Pacific Enterprises International (Cayman II). 100% of the common stock of each of Pacific Enterprises International (Cayman I) and Pacific Enterprises International (Cayman II) is owned by Pacific Enterprises International, and 100% of the common stock of Pacific Enterprises International is owned by Pacific Enterprises.

The only voting securities of Proxima are common stock, 42.5% of which is owned by Coinversora, S. de R.L. (an entity owned by Gaston Luken Aguilar and members of his family), 40.0% of which is owned by Controtitulos, S. de R. L. (an entity owned by the Bourse Family), and 17.5% of which is owned by Carmon Vildosola de Cabanas.

ITEM 2

Domestic Associate Public-Utility Companies

San Diego Gas & Electric Company ("SDG&E") and Southern California Gas Company ("SoCalGas"), each constitutes a "public utility company" as that term is defined in the Holding Company Act. Enova Corporation and Pacific Enterprises, each constituting a holding company exempt from the Holding Company Act pursuant to Section 3(a)(1) thereof, are the corporate parents respectively of SDG&E and SoCalGas. Neither SDG&E or SoCalGas has acquired an interest in DGN de Mexicali.

STATE COMMISSION CERTIFICATION

The certifications of the California Public Utilities Commission (the only state commission with jurisdiction over the retail rates of SDG&E or SoCalGas) required by Section 33(a)(2) of the Holding Company is attached hereto as Exhibits A-1 and A-2.

The undersigned have duly caused this statement to be signed on behalf of DGN de Mexicali pursuant to the Power of Attorney attached hereto as Exhibit B.

                        				DISTRIBUIDORA DE GAS NATURAL DE
                        				MEXICALI, S. DE R.L. DE C.V.


                        				By:	/S/
                           					Kevin  Sagara
                           					(Attorney-in Fact)


                        				By:	/S/
                           					Leslie E. LoBaugh, Jr.
                           					(Attorney-in-Fact)